April 21, 2009

Via EDGAR & Via Facsimile (703-813-6982)

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549-7010

Attention:

Attention:	Ms. Jill Davis, Branch Chief Mr. James Giugliano, Staff Accountant

Re:	ReoStar Energy Corporation Form 10-KSB/A for the Fiscal Year Ended March 31, 2008 Filed July 23, 2008 Form 10-Q for Fiscal Quarter ended December 31, 2008 Filed February 13, 2009 File No. 000-52316

Dear Ms. Davis:

                   We have reviewed your comment letter dated March 31, 2009 in respect of the above-referenced filings. This letter sets forth our responses to your comments. We will file a responsive Amendment No. 2 to the Form 10-KSB/A and a responsive Amendment No. 1 to the Form 10-Q via EDGAR upon confirmation that this reponse adequately addresses your comments. The numbered items correspond to the numbers contained in your letter.

Form 10-KSB/A (Amendment #1) for the Fiscal Year Ended March 31, 2008

Description of Business

General, page 1

1.	We note you disclose here and elsewhere in your document, the present value of your future net cash flows before income taxes, discounted at 10 percent. Please expand your disclosures to include the requirements of Item 10(h)(i) of Regulation S-B in regards to this non-GAAP financial measure. Alternatively, please remove this non-GAAP measure from your filing. In your response to this comment, please provide us with a sample of your proposed modified disclosures addressing all instances where you disclose this measure.

The non-GAAP measure will be removed.

Employees, page 4

2.	To the extent your affiliates are excluded from your consolidated financial statements and you do not have a financial or ownership interest in them, please limit your disclosures of employees to those of your entity and subsidiaries. In your response to this comment, please provide us with a sample of your proposed modified disclosure.

We propose the following disclosure: As of April 1, 2008, ReoStar Energy Corporation had 4 employees.

Principal Components of our Cost Structure - Plugging Costs, page 19

3.	We note you disclose your estimated plugging costs are approximately $1,500 per well in the Corsicana field. We also note on page F-16 you disclose the estimated plugging costs to be approximately $500 per well. Finally, on page 9 of your 10-Q for the quarterly period ended December 31, 2008, we note you disclose your estimated closing costs are in the range of $2,500 or less per well. Please reconcile these amounts and tell us why these amounts vary.

Page F-16 contained a typographical error and should have read $1,500 per well. The error has been corrected in the amendment.

The cost to plug each well varies based upon a variety of factors including the depth of the well, the location of the well, the cost of cement, and the service contractor's charges. As the fiscal year progressed, costs to plug the wells increased. By December 31, 2008, our engineer estimated that the average cost to plug the remaining wells would be $2,500 each.

Consolidated Statements of Operations, page F-4

4.	We note you present a tax-affected pro forma net income and earnings per share for the 12 months ended December 31, 2006. Please recast your net income and earnings per share amounts for this period so as to remove the pro forma adjustment for income tax expense at the statutory rate.

Additionally, remove any references to "pro forma" from your financial statements. Please also include additional footnote disclosure as necessary to address any instances of incomparability that may result from the change in tax entity from the combined predecessor financial statements (the 12 months ended December 31, 2006) and the historical financial statements subsequent to the change in tax entity. Please provide us with a sample of your proposed modified disclosure.

The pro-forma tax adjustment has been removed from the statement of operations.

The following disclosure has been added to footnote number 3:

The statement of operations for the twelve months ended December 31, 2006 includes results from the three contributing entities, which have been recast as a combined entity. JMT Resources Ltd. and REO Energy, Ltd. were both non-taxable entities, thus the recast statement of operations shows no income tax provision related to these entities. The income from discontinued operations is net of the tax provision recorded on Benco Operating, Inc.

The table reflecting the components of net income from discontinued operations has been updated to reflect the removal of the pro-forma tax adjustment as follows:

	Year Ended March 31, 2008	Three Months Ended March 31, 2007	Year Ended December 31, 2006
Pipeline Revenue	$125,801	$424,257	$1,162,790
Pipeline Operating Expenses	(46,428)	(152,541)	(427,295)
Minority Interest Expense	(44,096)	(106,276)	(332,413)
Income Tax Expense	(12,347)	(57,904)	(123,435)
Net Income from Discontinued Operations	$22,930	$107,536	$279,647

Consolidated Statements of Cash Flows, page F-6

5.	We note you present "net cash provided (used) from discontinued operations" as a single amount within the statement of cash flows. Please note that a single-line presentation of cash flows from discontinued operations is not contemplated in FAS 95. Cash flows from discontinued operations must be presented in at least their basic categories or wholly incorporated into the statements of cash flows until the separation/disposal date. Please modify your presentation accordingly and provide us with a sample of your proposed modified disclosure.

The proposed modified cash flow statement follows:

ReoStar Energy Corporation (formerly Goldrange Resources, Inc.) Consolidated Statements of Cash Flows
	Three Months Ended		Fiscal Year Ended	Year Ended
	Mar. 31, 2008 (unaudited)	Mar. 31, 2007	Mar. 31, 2008	Dec 31, 2006
Operating Activities:
Net Income	$(601,257)	$(1,147,794)	$(795,900)	$(192,756)
Less Income from discontinued operations, net of income taxes		(107,536)	(1,473,735)	(279,647)
Net income before discontinued operations	(601,257)	(1,255,330)	(677,835)	(86,891)
Adjustments to reconcile net income to net cash from operating activities:
Deferred Income Tax Expense	(323,695)	1,363,244	364,930	-
Depletion, Depreciation, & Amortization	647,308	468,540	1,520,406	1,940,355
Expired Leases	280,400	-	280,400	-
Note Accretion	-	41,487	-	128,334
Stock based compensation	156,614	-	621,600	-
Loss on Equity Method Investment	32,605	-	32,605	-
Joint Venture Partner Expense	-	-	-	-
Gain on Sale of Pipeline	-	-	-	-
Cost of Leases Sold	-	-	105,885	-
Changes in Operating Assets and Liabilities
Cash Overdraft	-	-	-	186,912
Changes in Other Assets	-	13,454	-	(13,455)
Changes in Accrued Liabilities	(182,153)	-	(55,616)	86,667
Change in Inventory	(4,748)	-	(4,748)	-
Change in Related Party Receivables/Payables	366,237	(516,714)	37,343	(543,483)
Changes in Other Receivables	-	(63,389)	63,389	2,324
Changes in Hedging Account	10,047	-	(13,062)	-
Changes in Royalties Payable	9,140	-	57,485	-
Change in Revenue Receivables	145,723	(495,201)	(373,206)	86,762
Changes in Accounts Payable	(80,597)	704,151	(492,906)	-

Net Cash provided (used) from operating activities	455,624	260,242	1,466,670	1,787,525
Net Cash provided (used) from discontinued operations	-	271,986	79,373	612,060
Net Cash provided (used) by operating activities and discontinued operations	455,624	532,228	1,546,043	2,399,585

Investing Activities:
Oil & Gas Drilling, Completing and Leasehold Acquisition Costs	(219,665)	(2,091,787)	(5,269,960)	(6,371,739)
Change in Drilling Reimbursements in Excess of Costs	-	(1,962,407)	-	492,160
Change in Capitalized Note Accretion	35,000	-	140,000	-
Change in Related Party Payable related to drilling	-	-	(4,120,568)	2,220,498
Deposits	-	-	-	200,000
Investment in Other Depreciable Assets	(166,370)	-	(1,641,805)	-
Investment in Equity Method Investment	-	-	(175,000)	-
Note Receivable Collections	50,085	987,022	258,990	-
Net Cash used in continuing activities	(300,950)	(3,067,172)	(10,808,343)	(3,459,081)
Net Cash provided by discontinued activities	-	(2,561,565)	12,869,388	(3,920,799)
Net cash provided by (used in) investing activities	(300,950)	(5,628,737)	2,061,045	(7,379,880)

Financing Activities
Notes Payable (Payments) Advances	6,910	999,667	(2,098,168)	704,466
Changes in Notes Payable Related Party	-	-	(100,000)	1,264,957
Net cash received from common stock subscriptions	-	3,430,000	6,885,353	-
Net Cash provided by (used in) continuing activities.	6,910	4,429,667	4,687,185	1,969,423
Net Cash provided by (used in) discontinued activities	-	879,096	(7,913,862)	1,747,320
Net Cash provided by (used in) financing activities	6,910	5,308,763	(3,226,677)	3,716,743
Net Increase (Decrease) in cash	161,584	212,254	380,411	(1,263,552)
Cash - Beginning of the period	431,081	-	212,254	1,263,552
Cash - End of the period	$592,665	$212,254	$592,665	$-

See Accompanying Notes to Consolidated Financial Statements

6.	In regards to your investing activity "change in drilling reimbursements in excess of costs," please expand your disclosure to elaborate upon what this amount represents. Please also tell us what transactions or business activities have resulted in these amounts and identify the other balance sheet accounts affected by those transactions or business activities.

The Company frequently sells working interests in its wells to industry partners on a turn-key basis. The Company's practice is to bill the working interest partners for their share of the turn-key cost of the well in advance. At December 31, 2006, one of the predecessor companies had collected reimbursements for drilling costs that had not yet been incurred. We view these as analogous to construction accounting billings in excess of cost. The December 31, 2006 consolidated balance sheet included a current liability account we called "drilling reimbursements in excess of costs" with a credit balance of $1,962,407. The account had a zero balance as of March 31, 2007.

We propose adding a new footnote to financials as follows:

(13) DRILLING REIMBURSEMENTS IN EXCESS OF COSTS
The Company frequently sells working interests in its wells to industry partners on a turn-key basis. The Company's practice is to bill the working interest partners for their share of the turn-key cost of the well in advance. At December 31, 2006, one of the predecessor companies had collected reimbursements for drilling costs that had not yet been incurred. The predecessor company treated the reimbursement as a current liability. By March 31, 2007, costs for the well exceeded the collected reimbursement, and the current liability had a zero balance. The changes in the Drilling Reimbursement in Excess of Costs account are reflected on the Statement of Cash Flows in the investing activities section.

Note 2 - Summary of Significant Accounting Policies, page F-8

7.	Please expand your disclosure to include your accounting policy for the costs associated with your Enhanced Oil Recovery (surfactant polymer injection) project. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

We propose the following disclosure be added to Note 2 :

Enhanced Oil Recovery Costs

The cost of drilling and equipping both injection and production wells are classified as development costs and capitalized in accordance with the successful efforts method of accounting. The cost of the chemicals injected in the surfactant polymer flood, the cost of injecting the chemicals, and the cost of monitoring the well pressures and injected chemical recovery are classified as lease operating expenses and are expensed when incurred.

Interest Expense, page F-9

8.	We note your disclosure that your capitalized interest is amortized on a straight-line basis over a ten year period. Please tell us how you have determined your policy complies with paragraph 20 of FAS 34.

When the policy was set capitalized interest was predominantly related to pipeline assets, which were depreciated over a ten year life. However, since the pipeline was sold during fiscal year 2008, the asset mix capitalized interest is associated has changed and the disclosure related to the company's cost recovery policy related to capitalized interest should be changed to the following:

Capitalized interest associated with oil and gas properties is recovered via depletion, using the overall depletion rate on producing properties. Capitalized interest associated with other assets is recovered via depreciation at the overall depreciation rate.

Asset Retirement Obligation, page F-11

9.	We note you have concluded that your asset retirement obligation is immaterial at March 31, 2008. Please tell us how you have concluded your asset retirement obligation, calculated pursuant to FAS 143, is immaterial for all financial statements periods presented. In your analysis, please include both quantitative and qualitative factors pursuant to the framework under SAB Topic 1.M.

The Company's policy is to fully recover its investment in oil and gas producing properties through depletion. In the Barnett, estimated costs of plugging and abandoning the wells and estimated proceeds from salvaging the tubing, casing, and equipment are the same, resulting in no net income effect. In the Barnett Shale area, the Company has identified potential productive zones above the Barnett interval, which the Company believes can be produced once the Barnett interval has been fully depleted, resulting in an indeterminate life of each well. When the last identified potential productive zone is recompleted, a provision for the Asset Retirement Obligation will be recorded, and the capitalized recompletion costs will be depleted only to the point of salvage value.

In Corsicana, the estimated future costs to plug the wells was $1,500 per well at the end of each of the fiscal years presented. At the end of both fiscal years presented, the Company's best estimate of total present value of future plugging costs in Corsicana was $350,000, which was less than 3% of net book value of the oil and gas properties at March 31, 2008 (and less than 4% of net book value of the oil and gas properties at March 31, 2007), which is below the materiality threshold under SAB Topic I.M.

Deferred Tax Liability, page F-12

10.	Please expand your disclosure to include significant components of income tax expense attributable to continuing operations for each year presented, including current tax expense or benefit, deferred tax expense or benefit, investment tax credits, operating loss carryforward benefits, or other material components. Refer to paragraph 45 of FAS 109. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

The financial statements were prepared prior to preparation of the Company's income tax return for the fiscal year ended March 31, 2008. The deferred tax disclosures were based upon a preliminary estimate of the income tax return. When the tax return was prepared, the Company decided to capitalize rather than deduct a significant amount of intangible drilling costs. Consequently, the expenses on the return as filed were significantly less than the expenses on the preliminary estimate, which resulted in a substantially lower net operating loss carryover and substantially lower deferred tax asset. The decision to capitalize the intangible drilling costs resulted in substantially larger tax basis in the oil and gas assets, which reduced the book-tax difference in the oil and gas assets. Thus, the deferred tax liability related to oil and gas assets were reduced substantially. Because the changes in the tax return as filed compared to the preliminary estimate related only to temporary differences, the net deferred tax liability remained unchanged.

We propose adjusting the disclosure to reflect the changes between the preliminary tax estimate and the final tax return and expanding the disclosure to the following:

(4) DEFERRED TAX LIABILITY
Our income tax (expense) benefit from operations was $364,930 and ($1,421,148) for the year ended March 31, 2008 and the short year ended March 31, 2007, respectively. Because two of the predecessor companies were partnerships (non-tax paying entities), the cumulative deferred tax liability related to their assets was recorded as an expense on the contribution date. A reconciliation between the statutory federal income tax rate and our effective income tax rate is as follows:

	March 31 2008	March 31 2007
Federal Statutory Tax Rate	34%	34%
State	1%	1%
Consolidated Effective Tax Rate	35%	35%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts assets and liabilities for financial reporting purposes and the amounts used for income tax provisions. Our income tax expense (benefit) is as follows:

	Years Ended March 31,
	2008	2007
Current income tax expense
Federal	-	-
State	-	-
Total current tax expense	-	-
Deferred income tax (benefit) expense from continuing operations
Federal	(354,503)	1,324,294
State	(10,427)	38,950
Total income tax (benefit) expense from continuing operations	(364,930)	1,363,244
Income tax (expense) from discontinued operations	793,550	57,904
Total income tax expense	428,620	1,421,148

A reconciliation of the differences between our applicable statutory tax rate and our effective income tax rate is as follows:

	Years Ended March 31,
	2008	2007
Rate	35%	35%
Tax on Income from Continuing Operations at Statutory Rate	(364,968)	37,770
Increase (decrease) resulting from:
Permanent differences	38	37,196
Change in tax status	-	1,288,278
Income tax (benefit) expense from continuing operations	(364,930)	1,363,244
Income tax expense from discontinued operations	793,550	57,904
Income Tax Provision	428,620	1,421,148

Significant components of deferred tax assets and liabilities are as follows:

	March 31 2008	March 31 2007
Deferred Tax Assets:
Net Operating Loss Carryforward	$2,188	$952,916
Other Deferred Tax Assets	2,032	-
Total Deferred Tax Assets	4,220	952,916

Deferred Tax Liabilities
Oil & Gas Properties Basis	1,922,321	1,956,886
Other Deferred Tax Liabilities	245,082	730,593
Total Deferred Liabilites	2,167,403	2,167,403
Net Deferred Tax Liability	$2,163,183	$1,734,563

11.	Please expand your disclosure to include the expiration dates for net operating loss carryforwards. Refer to paragraph 48 of FAS 109.

We propose adding the following paragraph to the disclosure:

At March 31, 2008 and 2007, we had net operating loss carryforwards for tax purposes of approximately $6 thousand and $2.7 million, respectively. The remaining net operating losses expire on March 31, 2027.

12.	We note you disclose the cumulative deferred tax liability related to the predecessor companies was recorded as an expense on the contribution date. Please tell us the following:

•	your accounting basis for the recognition of expense on the contribution date;

•	what specific financial statement line items have been impacted by your recognition of the expense and deferred tax liabilities; and,

•	the quarterly financial periods in which the amounts were recognized.

FAS-109 paragraph 28 requires the recognition of a deferred tax liability or asset for temporary differences at the date a non-taxable enterprise becomes a taxable enterprise.

The financial statement line items that were impacted by the recognition of the expense and deferred tax liabilities were as follows:

•	On the Consolidated Balance Sheet, Deferred Tax Liability and Retained Deficit

•	On the Consolidated Statement of Operations, Income Tax Provision and Net Income

•	On the Consolidated Statement of Cash Flows, Net Income and Deferred Income Tax Expense

The recognition of the deferred tax liability occurred in the quarter ended March 31, 2007, which was the quarter of the contribution and, consequently, the quarter of the change in tax status.

Standardized Measure of Discounted Future Net Cash Flows Relating to Oil and Gas Reserves, page F-18

13.	We note you present a subtotal for "total undiscounted future net cash flow" with your table of your standard measure of discounted future net cash flows relating to proved oil and gas reserves. Please note that a subtotal of these amounts is not contemplated within FAS 69. Please refer to Illustration 5 of Appendix A and paragraph 30 of SFAS 69 for guidance and modify your presentation accordingly.

The following is the proposed table as amended:

	Total	Barnett Project	Corsicana Project	East Texas Project
	April 1, 2008	April 1, 2008	April 1, 2008	April 1, 2008
Future Cash Inflows	1,279,219,650	267,363,340	1,010,096,790	1,759,520
Future Production and Development Costs	(349,171,980)	(92,186,080)	(255,895,200)	(1,090,700)
Income Taxes	(325,516,685)	(61,312,041)	(263,970,557)	(234,087)
Future Net Cash Flows	604,530,986	113,865,219	490,231,034	434,733
10% Annual Discount	(334,992,861)	(56,176,657)	(278,681,893)	(134,311)
Standardized Measure of Discounted Future Net Cash Flow	269,538,124	57,688,562	211,549,140	300,422

Controls and Procedures, page 24

14.	Please expand your disclosure to address changes in internal control over financial reporting pursuant to the requirements of Item 208(T)(b) of Regulation S-K. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

The following is the proposed disclosure:

There were no changes in internal control over financial reporting that has materially affected or is reasonably likely to materially affect the registrant's internal control over financial reporting.

Exhibits 31.1 and 31.2

15.	We note that the introductory paragraph of your certifications include the title of the certifying officer (e.g. Chief Executive Officer of ReoStar Energy Corporation). We also note that in paragraphs 1 and 2 you refer to the period of your report (e.g. "annual" report). Please modify your certifications to remove the certifying officers' titles and period of your report so as not to imply a limitation on the scope of the certification. With limited exceptions, certifications required under Exchange Act Rules 13a-14(a) should be in the exact form set forth in Item 601(b)(31) of Regulation S-B. For more information, please refer to the March 4, 2005 Staff Alert entitled "Annual Report Reminders", a copy of which can be found on our website at http://www.sec.gov/divisions/corpfin/cfalerts/cfalert030405.htm. This comment should also be applied to your certifications in your quarterly reports pursuant to Item 601(b)(31) of Regulation S-K.

We have revised the certifications for each certifying officer per the Staff's comment as reflected in the certifications included as exhibits in the amended reports.

16.	Please amend your certification to include the introductory language of paragraph 4 and the language of paragraph 4(b)of Item 601(b)(31) of Regulation S-B.

We have revised the certifications for each certifying officer per the Staff's comment as reflected in the certifications included as exhibits in the amended report.

Form 10-Q for Fiscal Quarter ended December 31, 2008

Results and Analysis of Financial Condition, Cash Flows and Liquidity, page 9

17.	Please expand your disclosure to include a discussion of the nature of the change in your balance of oil and gas properties since the last fiscal year-end. Refer to Item 303(b)(1) of Regulation S-K. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

The following is the proposed expanded disclosure:

During the fiscal quarter ended December 31, 2008, we incurred drilling and completion costs of approximately $2.9 million.

For the fiscal year to date, we completed all seven wells that were in process at the beginning of the fiscal year, drilled and completed six Barnett wells, drilled two successful Pecan Gap wells in Corsicana, and drilled the polymer expansion project in Corsicana resulting in an increase in oil and gas properties on the balance sheet of approximately $7 million.

18.	Please expand your disclosure to include a discussion and analysis of any material changes in your results of operations with respect to the most recent fiscal year-to-date period for which an income statement is provided (e.g. the nine month period ended December 31, 2008) and the corresponding year-to-date period of the preceding fiscal year. Refer to Item 303(b)(2) of regulation S-K. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

The following is the proposed expanded disclosure:

For the nine months ended December 31, 2008, we sold approximately 35,570 barrels of oil compared with approximately 24,625 barrels of oil for the nine months ended December 31, 2007, an increase of 44%. The volume of gas sold increased from approximately 260,000 mcf for the nine months ended December 31, 2007 to approximately 356,000 mcf for the nine months ended December 31, 2008, an increase of approximately 37%.

Due to the increase in volumes sold and the exceptionally high commodity prices experienced during the second fiscal quarter, oil and gas revenues for the nine months ended December 31, 2008 were $5,939,289 compared with $3,430,164 for the nine months ended December 31, 2007, an increase of approximately 73%. Lease operating expenses and increased approximately 42%, primarily due to the increase in number of producing wells. Depletion and depreciation expenses also increased approximately 42%. Net income before discontinued operations increased to $666 thousand for the nine months ended December 31, 2008 from a loss of 76 thousand for the same period a year earlier.

Legal Proceedings, page 14

19.	We note your disclosure of certain legal contingencies. Please expand your financial statements footnote disclosure to address this item or tell us why you believe such disclosure is not necessary. Refer to paragraphs 9 thru 11 of FAS 5. In your response to this comment, please provide us with a sample of your proposed expanded disclosure.

The plaintiff alleges that a lease in which he is a one-third owner has expired. However, the remaining two-third owners have agreed the lease has not expired and have ratified the validity of the lease. As of December 31, 2008, our attorney was of the opinion that the likelihood of an adverse outcome in the litigation was remote.

Under FAS 5 paragraph 10, disclosure is required only when there is a reasonable possibility of a loss. We believe no disclosure is required because the likelihood that the plaintiff prevails has been assessed as remote.

Engineering Comments on Form 10-KSB for the Fiscal Year Ended March 31, 2008

Production, Revenues and Price History, page 3

20.	Please expand your table to provide the price of oil in dollars per barrel and the price of gas in dollars per Mcf. Also include your average operating costs in dollars per equivalent unit of production.

The expanded table follows:

	March 31,	December 31,
Years Ending	2008	2006	2005
Production
Oil (Bbl)	33,602	34,607	8,965
Gas (Mcf)	351,538	199,282	94,358

Revenues
Crude Oil	$2,704,468	$1,772,649	$555,097
Gas	2,197,604	1,101,642	554,102
Total	4,902,072	2,874,291	1,109,199

Average Sale Price per Bbl	$80.49	$51.22	$61.92
Average Sale Price per MCF	$$6.25	$5.53	$5.87

Lease Operating Expenses (per BOE)	$23.05	$16.68	$22.59

Average Sale Price (per BOE)	$53.17	$42.38	$44.92
Average Sale Price (per MCFE)	$8.86	$7.06	$7.49

Risk Factors, page 8

21.	Please expand your disclosure to include an additional risk factor noting the higher operating costs associated with your development strategy of EOR techniques and the ramifications to you if there is a material decline in oil prices. We note your actual operating costs and production taxes of $30.38 per equivalent barrel in 2008.

The expanded disclosure follows:

High operating costs are inherent in enhanced oil recovery projects and could impair our ability to produce oil and gas economically.

The Company has initiated a surfactant polymer flood, which is classified as an enhanced oil recovery project. The cost of the surfactants and polymers, the cost of preparing the mixture for injection, the cost of injection, the cost of monitoring the quality of the injected solution, and the cost of monitoring the results all contribute to operating expenses which are significantly higher than operating expenses incurred using primary and secondary recovery techniques. Additionally, the response time, response rate, and overall recovery rate of a surfactant polymer flood are uncertain which could materially impact the operating cost per unit produced.

Due to the higher operating costs, a significant decline in commodity prices could magnify the negative impact on net income, cash flow and proved reserves.

Description of Properties, page 13

Barnett Shale, page 13

22.	Please expand your disclosure to include the fact that this is a natural gas producing region and that your production and reserves from this area are primarily natural gas. Also provide your production volumes for the year.

The following is the proposed expanded disclosure:

Barnett Shale
The Barnett Shale is a non-conventional resource play located in North Texas. It underlies approximately 5,000 square miles and at least 17 counties. The Barnett Shale is primarily a natural gas play, with proven reserves reported to be in excess of 2.5 trillion cubic feet. Our leases lie in the north western portion of the Barnett Shale, an area which is known as the "oil window".

We have drilled and own interests in 59 completed wells, all of which are operated by Rife Energy Operating, Inc., a non-publicly traded affiliate. Our average working interest is 40%, and our average net revenue interest is 30 percent. We have approximately 6,500 gross (5,800 net) acres under lease, the majority of which is not classified as proven. During the fiscal year ended March 31, 2008, our Barnett Shale production consisted of 351,000 MCF of natural gas and 23,275 barrels of oil, or approximately 81,800 BOE (491,000 MCFE).

Proved developed producing reserves consisted of 3,445 MMCF of natural gas and 164 M barrels of oil, or, 739 MBOE (4,400 MMCFE). Proved developed non-producing reserves consisted of 3,050 MMCF of natural gas and 190 M barrels of oil, or, 698 MBOE (4,190 MMCFE). The majority of the proved developed non-producing reserves represented the reserves associated with the 7 wells that were drilled, but were not yet completed. Total proved developed reserves at March 31, 2008 were 1,437 MBOE (8,590 MMCFE). Total proven, undeveloped reserves consisted of 12,310 MMCF natural gas and 590 M barrels of oil, or, 2,642 MBOE (15,850 MMCFE).

At March 31, 2008, we had a Barnett Shale development inventory of more than 250 drilling locations and 17 proven re-completions. Development projects include re-completions and infill drilling (current field rules provide for 20 acre spacing).

23.	It appears that you have attributed on average 85 MMCF of proved producing reserves to each of the 52 proved producing completions in the Barnett Shale while you have attributed on average 598 MMCF to each of the 7 proved developed non-producing wells. Please reconcile for us this difference in reserve volumes. Please tell us the cumulative production from the 52 proved producing completions.

There are three reasons why the proved developed non-producing ("pdnp") wells have higher reserves associated with them. First, we have retained a substantially higher working interest in six of the seven wells when compared with the working interest retained on the producing wells. The average working interest retained in the seven pdnp wells was 56%, while the working interest on the producing wells varied widely from 5.33% to 100%, with the average at 40%. Secondly, the pdnp wells are all new wells that had yet to begin production while some of the producing wells have been producing for several years. Finally, we made substantial changes to well spacing and completion techniques which have resulted in significantly higher recovery rates.

We have gone through 4 major iterations of completions, which we call chapters. The following is a description of the changes made as we progressed through each chapter.

Chapter I (2003 - 9/2005) - 19 wells, cumulative production through 3/31/08 1,376 MMCFE
The wells were treated with conventional slick water fracture treatments in two to five stages. These fracture treatments were designed for targeted porosity in the shale sections.

Chapter II (10/2005 - 10/2006) - 18 wells, cumulative production through 3/31/08 2,029 MMCFE
Wells were treated with two-stage fracture treatments over the Barnett Shale interval with selective perforations focusing on the shale and limestone interfaces. The limited entry fracture focused the fracture energy on existing natural permeability.

Chapter III (11/2006 - 11/2007) - 15 wells, cumulative production through 3/31/08 1,470 MMCFE
Offset wells were completed using Chapter II fracture treatments with retarded acid pads instead of water ahead of the proppant.

Chapter IV (12/2007 - present) 4 wells, cumulative production through 3/31/08 105 MMCFE
Well spacing was reduced from 40-acre spacing to 20 acre spacing. Wells are drilled in four to seven well clusters. Wells are completed using Chapter III techniques, with fracture treatments conducted simultaneously.

The wells completed under chapter III had significantly higher sustained production rates compared to Chapter I and Chapter II wells at the same point in the wells' lives, indicating a significant increase in economically recoverable reserves. Initial data collected from Chapter IV wells indicated Chapter IV wells have improved production rates over Chapter III, but, because of insufficient production history from the Chapter IV wells at March 31, 2008, the reserve engineering for the pdnp wells and the proved undeveloped category was based upon Chapter III well performance.

Corsicana Field, page 14

24.	You state that there is approximately 100 million barrels originally in place in the Corsicana Field and that there is an estimated 80% of the original reserves still in place. The cumulative production of the Corsicana Field is widely reported to be approximately 45 million barrels of oil which means oil recovery to date is approximately 45% of original oil in place. Therefore, please explain to us what you mean by stating that

80% of the oil reserves are still in place, or alternatively, please remove this statement.

Reservoir studies have proven over 100 million barrels of oil originally in place for the Nacatoch and Wolfe City reservoirs only (See Tejas Engineering dated February 1, 1989 page 13 - OOIP = 101.892 million barrels of oil for the Nacatoch and Wolfe City reservoirs only on leases currently owned by ReoStar) .. The estimated 80% of original reserves is correct as the 900 foot deep Nacatoch and 1000 foot deep Wolfe City reservoirs have only produced some 20 million barrels.

The "widely reported" 45 million barrels combines production from Nacatoch and Wolf City reservoirs with production from several different reservoirs including the Woodbine (3000 feet), Rodessa (5000 feet), Cotton Valley (7000 feet), Smackover (9000 feet) and others. The 100 million barrels of oil in place is specific to the Nacatoch and Wolfe City reservoirs and does not include the many other reservoirs in the area.

25.	Please tell us your basis for classifying over 96% of the reserves in the Corsicana Field, or 10.4 million barrels, as proved even though they are still undeveloped. This appears to imply that 56% recovery will be achieved. Supplementally, please provide justification for these types of recoveries, especially as proved reserves.

The basis for classifying 10.4 million barrels as proved, or approximately 10 % of the OOIP, is based upon a polymer flood carried out in the 1980's on a lease offsetting our property and a study performed on our cores (Surtek, September 2006). The offset Nacatoch polymer flood in Corsicana recovered significantly more than 10% ultimate reserves. Polymer efficiencies are universally higher than waterflood recoveries and waterflood recoveries in the area are over 10%. Estimating polymer recovery at 10% is conservative. Through March 31, 2008, the reservoir had produced approximately 20 million barrels (or 20% of OOIP). This implies an overall recovery rate of approximately 30%, rather than 56%.

Proven Reserves, page 14

26.	Please include the definition of proved reserves as found in Rule 4-10(a) of Regulation S-K.

Since the proven reserve discussion in this section is a summary of information contained in footnote disclosure number 14 beginning on page F-17, we propose removing the entire Proven Reserve discussion from page 14.

27.	Please include all the disclosure required by SFAS 69.

Since the proven reserve discussion in this section is a summary of information contained in footnote disclosure number 14 beginning on page F-17, we propose removing the entire Proven Reserve discussion from page 14

Capital Requirements, page 21

28.	We note that you only plan to budget $3.5 million for the expansion of the Corsicana ASP project in 2009 but that in the Standardized Measure you estimate you will need over $120 million in development capital to develop your total proved undeveloped reserves and will need over $96 million to develop the undeveloped reserves in the Corsicana Field. Therefore, please expand your disclosure to indicate the total estimated capital you will need and how you plan to raise these funds. We note in the last three years you have only spent a total of $697 thousand on development costs. Therefore, please also address the timing of the development of your undeveloped reserves.

Please note the reserve report filed as exhibit 99.1 shows the timing of the $120 million expenditures and that of the $120 million, $21 million was required for fiscal year 2009 and $16 million was required for fiscal year 2010. Subsequent to fiscal 2010, projected cash flow generated from the properties is adequate to fund development costs.

The capital requirements disclosure was expanded to include a paragraph addressing capital requirements beyond fiscal year 2009 as follows:

In order to fully develop our proven reserves, ReoStar projects capital expenditures beyond fiscal year 2009 to total $95 million. We expect to fund the capital expenditures via an expansion of credit available under the planned credit facility, cash flow from the properties, the exercise of warrants granted under the private placement that closed in May 2007, and equity raised through a future private placement.

Supplemental Information on Oil and Gas Production Activities, page F-17

Estimated Quantities of Proved Oil and Gas Reserves, page F-17

29.	Please provide a table of reserve changes for both oil and gas for each of the last 3 years. Please provide an appropriate explanation for each significant change in the itemized category of changes. Please see paragraph 11 of SFAS 69.

Prior to February 1, 2007, the oil and gas properties were owned by private companies and no reserve reports were prepared under SEC guidelines until the end of the first fiscal year (March 31, 2007). Therefore, we are able to only disclose the changes in reserves from fiscal year 2007 to fiscal year 2008. The proposed disclosure follows:

The following table summarizes the changes in net quantities of our proven reserves during the fiscal year. Note that the proven reserves are located entirely within the United States:

	Oil (MBBL)	Gas (MMCF)
Beginning of Year	11,677	3,392
Revisions of previous estimates	(596)	(133)
Improved recovery	124	4,786
Purchases of minerals in place	24	525
Extensions and discoveries	590	10,591
Production	(34)	(351)
Sales of minerals in place	-	-
End of year	11,785	18,809

Standardized Measure of Discounted Future Net Cash Flows Relating to Oil and Gas Reserves, page F-18

30.	Please reconcile for us the future operating costs of $15.33 per equivalent barrel with your actual operating costs of $30.38 per equivalent barrel.

Actual operating expenses in the Barnett on the Chapter I and Chapter II wells are higher per recovered unit when compared to Chapter III wells due to the improved sustained production rates of Chapter III wells. Some of the Chapter I and Chapter II wells and all of the Chapter III wells use a tubing plunger rather than a pump jack for a mechanical lift system. The total annual operating expense for a well using a tubing plunger is approximately $27,000. Several of the Chapter I and Chapter II wells use a pump jack for a mechanical lift system. The total annual operating expense for a well using a pump jack average approximately $90,000. During fiscal year 2008 our average operating costs in the Barnett was $14.37 per BOE, but as more Chapter III and Chapter IV wells which generally are associated with lower operating costs per unit produce are brought online, the overall average operating costs will decline. The reserve report was prepared under the assumption that all future wells drilled in the Barnett will used a tubing plunger system for mechanical lift.

Operating costs in Corsicana were high as the Company prepared for the enhanced oil recovery project. Operating expenses included fixed overhead of more than $300,000. Until the recovery rate increases operating expenses associated with a surfactant polymer flood are skewed when compared to the quantities recovered in the initial years. As production increases the fixed overhead costs and ongoing chemical costs in terms of BOE produced will be drastically reduced.

*****

                 We have endeavored to fully respond to the Staff's comments set forth in its March 31, 2009 letter. On behalf of ReoStar Energy, please be advised that we acknowledge that:
•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                 Thank you in advance for your review. Please contact the undersigned at (817) 989-7367 if you have any questions.

Very truly yours, /s/ Scott D. Allen Scott D. Allen Chief Financial Officer

cc: Greenberg Traurig, LLP